Exhibit 99.46

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations

1.	Names of the Parties to the Transaction

Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.) (“Acreage” or the “Company”), High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“HSCP”), Acreage Finco B.C. Ltd. (“Finco”) and HSCP Merger Corp. (“MergerCo”).

2.	Description of the Transaction

On November 14, 2018, Acreage completed a business combination with HSCP (the “Business Combination”). In connection with the Business Combination, Acreage, Finco and MergerCo entered into an amalgamation agreement, pursuant to which MergerCo and Finco amalgamated and the amalgamated entity became a wholly-owned subsidiary of Acreage (the “Amalgamation”). Prior to the completion of the Amalgamation, Acreage continued from Ontario to British Columbia (the “Continuance”) and completed certain corporate steps in connection with the Continuance, including changing the Company’s name from “Applied Inventions Management Corp.” to “Acreage Holdings, Inc.” (the “Name Change”) and restructuring its share capital to, among other things, subdivide its existing class B multiple voting shares on the basis of one and one-half class B multiple voting shares for each existing class B multiple voting share, re-designate its existing class A subordinate voting shares and class B multiple voting shares as subordinate voting shares (“Subordinate Voting Shares”), consolidate its existing class A subordinate voting shares and its class B multiple voting shares on the basis of one Subordinate Voting Share for each 350 existing class A subordinate voting shares or 350 existing class B multiple voting shares, as applicable, and create two new classes of shares, being the class B proportionate voting shares (the “Proportionate Voting Shares”) and C multiple voting shares (the “Multiple Voting Shares”). In connection with the Amalgamation, the 12,566,144 subscription receipts issued by Finco in contemplation of the Business Combination (the “Offering”) were ultimately exchanged for 12,566,144 Subordinate Voting Shares. Immediately following completion of the Business Combination, the outstanding shares of Acreage consisted of (i) 21,443,042 Subordinate Voting Shares, (ii) 1,445,887 Proportionate Voting Shares, and (iii) 168,000 Multiple Voting Shares.

3.	Effective date of the Transaction

November 14, 2018.

4.	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

Acreage continues to be reporting issuer in Ontario. No party ceased to be a reporting issuer.

5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2018.

6.	Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the Transaction

In connection with the Business Combination, Acreage changed its year end from August 31 to December 31. Acreage will file annual financial statements for the year ended December 31, 2018, on or before April 30, 2019, interim financial statements for the three months ended March 31, 2019 on or before May 30, 2019, interim financial statements for the six months ended June 30, 2019 on or before August 29, 2019, interim financial statements for the nine months ended September 30, 2019 on or before November 29, 2019 and annual financial statements for the year ended December 31, 2019, on or before April 30, 2020. In addition, on or before November 29, 2018, Acreage will file interim financial statements of HSCP for the nine months ended September 30, 2018.

7.	Documents filed under NI 51-102 Continuous Disclosure Obligations that describe the Transaction

The following documents describing the transaction were filed on SEDAR at www.sedar.com under Acreage’s profile:

a)	press release dated September 21, 2018, announcing the proposed Business Combination and execution of a definitive agreement dated September 21, 2018 in connection with same (the “Definitive Agreement”);
b)	the Definitive Agreement;
c)	material change report dated September 21, 2018 relating to the announcement of the Business Combination and execution of the Definitive Agreement;
d)	press release dated November 13, 2018, announcing the completion of the Offering, the Continuance, the Name Change and related corporate matters;
e)	press release dated November 14, 2018, announcing the completion of the Business Combination;
f)	Form 2A Listing Statement dated November 14, 2018; and
g)	material change report dated November 20, 2018 relating to the completion of the Business Combination.